UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

On March 11, 2008, Corpbanca filed a letter with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or the “SVS”) informing the SVS of the terms and conditions of a program to repurchase shares issued by Corpbanca (the “Share Repurchase Program”) that the Board of Directors will propose to the Extraordinary Shareholders’ Meeting of Corpbanca to be held on April 15, 2008. An unofficial English translation of the letter is attached hereto as Exhibit 99.1.

On March 13, 2008, Corpbanca also published a notice in the Chilean newspaper La Tercera announcing the Share Repurchase Program to be proposed at the Extraordinary Shareholders’ Meeting of Corpbanca to be held on April 15, 2008. An unofficial English translation of the notice is attached hereto as Exhibit 99.2.

On March 14, 2008, Corpbanca also published a notice in the Chilean newspaper La Tercera announcing that it received notice from its controlling shareholders, Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones Saga S.A., that they (i) intend to support and vote in favor of the proposed Share Repurchase Program in the upcoming Extraordinary Shareholders’ Meeting and (ii) will not offer for sale any shares repurchased pursuant to the Share Repurchase Program. An unofficial English translation of the notice is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: March 19, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of Corpbanca’s letter to the Superintendency of Securities and Insurance dated March 11, 2008, providing notice of the Share Repurchase Program.

99.2	Unofficial English language translation of Corpbanca’s announcement of the Share Repurchase Program, published on March 13, 2008, in the Chilean newspaper La Tercera.

99.3	Unofficial English language translation of Corpbanca’s announcement of its controlling shareholders’ response to the Share Repurchase Program, published on March 14, 2008, in the Chilean newspaper La Tercera.